SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ADT Inc.

(Name of Subject Company (Issuer))

Title of Class of Securities	CUSIP Number of Class of Securities
Common Stock, par value $0.01 per share	0090Q103
Class B Common Stock, par value $0.01 per share	N/A

David Smail

Executive Vice President, Chief Legal Officer and Secretary

ADT Inc.

1501 Yamato Road

Boca Raton, Florida 33431

Telephone: (561) 988-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s) Filing Statement)

Copies to:

Andrew J. Pitts, Esq.

O. Keith Hallam, III, Esq.

C. Daniel Haaren, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

Telephone: (212) 474-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ☒ Not applicable	Filing party: ☒ Not applicable
Form or Registration No.: ☒ Not applicable	Date filed: ☒ Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

As previously announced, ADT Inc. (the “Company”) anticipates launching an offer to purchase shares of its common stock, par value $0.01 per share, and its Class B common stock, par value $0.01 per share (the “Offer”). This filing relates solely to preliminary communications made by the Company on September 8, 2022 to certain of its employees before the commencement of the Offer by the Company.

FORWARD-LOOKING STATEMENTS

The Company has made statements in this communication and other reports, filings, and other public written and verbal announcements that are forward-looking and therefore subject to risks and uncertainties. All statements, other than statements of historical fact, included in this document are, or could be, “forward-looking”. These forward-looking statements relate to the strategic investment by and long-term partnership with State Farm Fire & Casualty Company (the “Investor”); anticipated financial performance; management’s plans and objectives for future operations; the successful development, commercialization, and timing of new or joint products; expected timing of product commercialization with the Investor or any changes thereto; the current or future market size for existing, new or joint products; any stated or implied outcomes with respect to the foregoing; and other matters. Forward-looking statements can be identified by various words such as “expects,” “intends,” “will,” “anticipates,” “believes,” “confident,” “continue,” “propose,” “aims,” “envisions,” “could,” “may,” “should,” “estimates,” “forecasts,” “might,” “objectives,” “planned,” “projects,” and similar expressions. These forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to management. The Company cautions that these statements are subject to risks and uncertainties, many of which are outside of the Company’s control, and could cause future events or results to be materially different from those stated or implied in this document, including among others, factors relating to the achievement of the potential benefits of the strategic investment by and long-term partnership with the Investor, including as a result of restrictions on, or required prior regulatory approval of, various actions by regulated insurers, risks and uncertainties related to the Company’s ability to successfully generate profitable revenue from new and existing partnerships, the Company’s ability to successfully commercialize any joint offerings with the Investor, the Company’s ability to successfully utilize the incremental funding received from Google, the Company’s ability to continuously and successfully commercialize innovative offerings and risk factors that are described in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings with the Securities and Exchange Commission (“SEC”), including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. Any forward-looking statement made in this communication speaks only as of the date on which it is made. ADT undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Information

The Offer described in this document has not yet commenced, and this document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, the Company will file a tender offer statement on Schedule TO with the SEC. The solicitation and offer to buy the Company’s common stock and Class B common stock will only be made pursuant to the offer to purchase, letter of transmittal and the related tender offer documents (the “Offer Documents”) that the Company will send to its shareholders shortly after commencement of the Offer. Shareholders are strongly advised to read the Offer Documents (including any information incorporated by reference therein) that will be filed with the SEC, when they become available, because they will contain important information, including the various terms and conditions of the Offer. The Offer Documents and any information incorporated by reference therein will be available at no charge on the SEC’s website at www.sec.gov. In addition, the Offer Documents (once they become available) may be obtained free of charge from ADT’s website at investor.adt.com.

Item 12. Exhibits

99.1	Employee Communication, distributed on September 8, 2022 *

*

Certain attachments, exhibits or schedules, as applicable, to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted attachments, exhibits and schedules to the Securities and Exchange Commission upon its request.